Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Scotiabank's Proxy Circular now available at Scotiabank.com

    TORONTO, Feb. 2 /CNW/ - Scotiabank's Notice of the 175th Annual Meeting
of Shareholders and Management Proxy Circular is now available at
www.scotiabank.com. It can be found under the annual report menu in the investor relations section of the site. Copies have been mailed today to shareholders. In addition, a limited number of copies are available by calling
(416) 866-3925 or by emailing corpaff(at)scotiabank.com.
    Scotiabank's Annual Meeting of Shareholders will be held in Halifax, Nova
Scotia, on Tuesday, March 6, 2007 at 10:00 a.m. (Atlantic Standard Time).

    Scotiabank is one of North America's premier financial institutions and
Canada's most international bank. With close to 57,000 employees, Scotiabank
Group and its affiliates serve approximately 12 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking.
With $379 billion in assets (as at October 31, 2006), Scotiabank trades on the
Toronto (BNS) and New York (BNS) Stock Exchanges. For more information please visit www.scotiabank.com.

    %SEDAR: 00001289EF          %CIK: 0000009631

    /For further information: Patty Stathokostas, Scotiabank Public Affairs,
(416) 866-3625, patty_stathokostas(at)scotiacapital.com/
    (BNS. BNS)

CO:  Scotiabank

CNW 11:56e 02-FEB-07